NO ACT

PE 1-12-11



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



11005710

February 7, 2011

D. Scott Holley
Bass Berry & Sims PLC
150 Third Avenue South, Suite 2800
Nashville, TN 37201

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-7-11

Re: Green Bankshares, Inc.
Incoming letter dated January 12, 2011

Dear Mr. Holley:

This is in response to your letters dated January 12, 2011 and February 4, 2011 concerning the shareholder proposal submitted to Green Bankshares by Marc Kyle. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Marc Kyle

FISMA & OMB Memorandum M-07-16

February 7, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Green Bankshares, Inc.
Incoming letter dated January 12, 2011

The proposal calls for the company to "cut salaries by 9% on all employees making more than $25,000 dollars in salary per year."

There appears to be some basis for your view that Green Bankshares may exclude the proposal under rule 14a-8(i)(7), as relating to Green Bankshares' ordinary business operations. In this regard, we note that the proposal relates to compensation that may be paid to employees generally and is not limited to compensation that may be paid to senior executive officers and directors. Proposals that concern general employee compensation matters are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if Green Bankshares omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Green Bankshares relies.

Sincerely,

Charles Kwon
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

BASS
BERRY • SIMS PLC

150 Third Avenue South, Suite 2800
Nashville, TN 37201
(615) 742-6200

D. Scott Holley
PHONE: (615) 742-7721
FAX: (615) 742-2813
E-MAIL: sholley@bassberry.com

February 4, 2011

Via E-Mail (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Green Bankshares, Inc. Shareholder Proposal Submitted by Marc Kyle

Ladies and Gentlemen:

We previously submitted, on behalf of our client, Green Bankshares, Inc., a Tennessee corporation (the "Company"), a letter, dated January 12, 2011 (the "January 12th Letter"), in connection with a shareholder proposal and supporting statement (the "Proposal") received from Marc Kyle (the "Proponent") on November 2, 2010 for inclusion in the Company's proxy statement and form of proxy for its 2011 Annual Meeting of Shareholders (the "Proxy Materials"). The Company requested confirmation that the staff of the Division of Corporation Finance would not recommend any enforcement action to the Securities and Exchange Commission if the Company excluded the Proposal from the Proxy Materials for the reasons set forth therein. A copy of the Proposal and the accompanying letter from the Proponent were attached as an exhibit to the January 12th Letter.

Prior to receiving the Proposal from the Proponent, on October 23, 2010, the Company received a letter, dated October 22, 2010, from the Proponent containing two shareholder proposals. A copy of that letter, which was inadvertently omitted from the January 12th Letter, is attached hereto as Exhibit A. On October 29, 2010, the Company responded to the Proponent requesting that he revise his request in order to comply with the requirement in Rule 14a-8(c) of the Securities Exchange Act of 1934 (the "Exchange Act") that a shareholder may submit no more than one proposal to a company for a particular shareholders' meeting as well as to provide proof of ownership pursuant to Rule 14a-8(b) of the Exchange Act. The Company's October 29, 2010 letter to the Proponent, which was inadvertently omitted from the January 12th Letter, is attached hereto as Exhibit B.

Please do not hesitate to call me at (615) 742-7721, if I can be of any further assistance in this matter or if additional information is desired in support of the Company's position.

Sincerely,



D. Scott Holley

cc: Marc Kyle

FISMA & OMB Memorandum M-07-16

James E. Adams
Green Bankshares, Inc.
100 North Main Street
Greenville, Tennessee 37743

EXHIBIT A

October 22, 2010

Green Bank Main Office
100 North Main Street
Greenville, TN 37743

RE: Cutting Expenses

Dear Mr. James Adams:

This letter is to make two proposals that need to be included in Green Bank's next proxy statement.

The expense cutting proposals are:
1.) Cut salaries by 5% on all employees making more than $25,000 dollars.
2.) Cut salaries by 7.5% on all employees making more than $100,000 dollars.

The reason for these requests can be seen from the following statements.

1.) The stockholder's have lost close to $61,000,000 dollars in equity over the last three years.
2.) The stockholder's have lost 90% of their stock value over the last three years.
3.) The stockholder's have had their dividend stopped in order to save capital.
4.) The stockholder's have been diluted since $76,000,000 dollars of TARP has been received from the federal government. This will have to be repaid.
5.) The current employee's are still receiving the same salaries that were paid in 2007 before these losses were incurred.

It's time that management and the employee's that put this company in this position feel take some of the burden for their actions.

Sincerely,



Marc Kyle



GreenBankshares, Inc.

October 29, 2010

VIA CERTIFIED MAIL

Marc Kyle

FISMA & OMB Memorandum M-07-16

Dear Mr. Kyle:

On October 23, 2010, Green Bankshares, Inc. (the "Company") received from you a shareholder proposal (the "Shareholder Proposal"), dated October 22, 2010, for inclusion in the Company's proxy statement (the "2011 Proxy Statement") to be sent to the Company's shareholders in connection with its 2011 annual meeting of shareholders (the "Annual Meeting").

Rule 14a-8(c) of the Securities Exchange Act of 1934 (the "Exchange Act") permits a shareholder to submit no more than one proposal to a company for a particular shareholders' meeting. As you acknowledge in the Shareholder Proposal, you have submitted two proposals. The Company requests that you revise your request accordingly.

In addition, Rule 14a-8(b) of the Exchange Act requires that in order to make a shareholder proposal, you must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal and you must continue to hold those securities through the date of the meeting. In addition, Rule 14-8(b) of the Exchange Act requires you to prove such ownership by submitting (i) a written statement that you intend to continue holding the shares through the date of the Company's annual or special meeting; and (ii) either (a) a written statement from the "record" holder of the securities in the event that the shares are held in "street name" (usually a broker or bank) verifying that, at the time you submitted the proposal, you continuously held the securities for at least one year or (b) a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting your ownership of shares as of or before the date on which the one-year eligibility period begins and your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement. As such, the Company is requesting that you (1) provide written evidence complying with Rule 14a-8(b) that you have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the proposal at the 2011 annual meeting of shareholders for at least one year prior to the date of your proposal; and (2) provide a written statement that you intend to continue holding the shares through the record date for the Annual Meeting.

Pursuant to Rule 14a-8(f) of the Exchange Act, your revised request, including the required proof of ownership must be postmarked, or transmitted electronically, no later than fourteen (14) calendar days from the date you receive this notice of defect in order to be considered for inclusion in the 2011 Proxy Statement. If you do not submit such information within the proper timeframe, Rule 14a-8(f) of the Exchange Act allows the Company to exclude the Shareholder Proposal from the 2011 Proxy Statement.

Sincerely,



James E. Adams
Executive Vice President, Chief Financial
Officer and Secretary

BASS
BERRY • SIMS PLC

150 Third Avenue South, Suite 2800
Nashville, TN 37201
(615) 742-6200

D. Scott Holley
PHONE: (615) 742-7721
FAX: (615) 742-2813
E-MAIL: sholley@bassberry.com

January 12, 2011

VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Green Bankshares, Inc. Shareholder Proposal Submitted by Marc Kyle

Ladies and Gentlemen:

Our client, Green Bankshares, Inc., a Tennessee corporation (the "Company"), has received from Marc Kyle (the "Proponent") a shareholder proposal and supporting statement (the "Proposal") for inclusion in the Company's proxy statement and form of proxy for its 2011 Annual Meeting of Shareholders (the "Proxy Materials"). A copy of the Proposal and the accompanying letter from the Proponent are attached to this letter as Exhibit A. The Company believes that it properly may omit the Proposal from the Proxy Materials for the reasons discussed in this letter.

A. Description of the Proposal

On November 2, 2010, the Company received from the Proponent the following proposal:

> *CUT SALARIES BY 9% ON ALL EMPLOYEES MAKING MORE THAN $25,000 DOLLARS IN SALARY PER YEAR.*

B. Summary of the Company's Position

On behalf of the Company, we respectfully request confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if the Company excludes the Proposal from its Proxy Materials, in reliance on those provisions of Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), discussed below. The Company has advised us as to the factual matters set forth herein.

Pursuant to Rule 14a-8(j) under the Exchange Act, we have filed this letter with the Commission no later than eighty (80) days before the Company intends to file its definitive Proxy Materials for the Company's 2011 Annual Meeting of Shareholders to be held on May 12, 2011. We have enclosed, on behalf of the Company, six (6) copies of this request letter and its attachment. We have also enclosed an additional copy of this letter, which we would appreciate having file stamped and returned to us in the enclosed, pre-paid envelope. As also required by Rule 14a-8(j), we are sending today a copy of this letter and its attachments to the Proponent as notice of the Company's intention to omit the Proposal from the Proxy Materials.

C. **Bases for Exclusion**

We believe that the Proposal may be properly excluded from the Proxy Materials pursuant to:

- Rule 14a-8(i)(3) which allows a company to exclude a proposal if it is contrary to the proxy rules because it is vague and indefinite; and
- Rule 14a-8(i)(7) which allows a company to exclude a proposal if it relates to the company's ordinary business operations (i.e., general compensation matters).

Rule 14a-8(i)(3): Vague and Indefinite

Rule 14a-8(i)(3) allows a company to omit a proposal if the proposal is contrary to the proxy rules, including proxy Rule 14a-9. Rule 14a-9 prohibits a company from making a materially false or misleading statement in any proxy materials. The Staff has permitted companies to exclude proposals which are vague and indefinite under Rule 14a-8(i)(3) and Rule 14a-9 because the proposals failed to define key terms and were subject to multiple interpretations. *See PG&E Corporation* (Mar. 5, 2009)(allowing the company to omit the proposal under Rule 14a-8(i)(3) because the proposal was impermissibly vague and could mislead shareholders); *Bank of America* (Feb. 25, 2008)(allowing the company to exclude a proposal because it was vague and indefinite due to a lack of definition of key terms which were subject to multiple interpretations and which provided insufficient guidance to allow the company to implement the proposal); *Wendy's International Inc.* (Feb. 24, 2006)(allowing the company to omit a proposal that was vague and indefinite because it failed to define key terms and the intent of the proposal was vague and indefinite).

The Company should be permitted to omit the Proposal because it fails to define "salaries" or "salary". For example, it is unclear whether the terms salaries and salary would include such benefits as health and life insurance, vacation time, and other benefits associated with employment at the Company. It is also unclear whether bonus compensation would be included within the scope of these terms. Without precise definitions for these terms, it would be unclear what compensation would be cut as a result of the Proposal as well as to which employees such cuts would apply. Because it is not at all clear how the Proposal would be implemented, shareholders voting on the Proposal can not know what measures the Proposal would require or the impact of those measures on the Company. Therefore, the Company believes that the Proposal is so impermissibly vague and indefinite that it may be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(3).

Rule 14a-8(i)(7): Ordinary Business Operations

In addition to Rule 14a-8(i)(3), the Company should be allowed to omit the Proposal from the Proxy Materials under Rule 14a-8(i)(7). The Proposal is not limited to only executive officers. Instead, it applies to all employees making more than $25,000 in salary per year. Therefore the Company should be allowed to omit the Proposal pursuant to Rule 14a-8(i)(7), which allows a Company to omit a proposal pertaining to a company's ordinary business operation. In Staff Bulletin No. 14A, the Staff explained its position that under Rule 14a-8(i)(7) companies may exclude proposals relating to general employee compensation matters because they relate to the matters relating to a company's ordinary business operations. *See Cascade Financial Corporation* (Feb. 22, 2010) (concluding that a shareholder proposal to prohibit certain increases in base salaries for employees earning more than $100,000 was properly excluded under Rule 14a-8(i)(7) because it related to general employee compensation matters); *Plexus Corp.* (Aug. 13, 2007) (where the company properly omitted a shareholder proposal under Rule 14a-8(i)(7) because it related to the ordinary business operations of the company as it related to general compensation matters (the shareholders attempted to eliminate all stock options)); *Pfizer Inc.* (Dec. 21, 2006)(concluding that a shareholder proposal could be omitted under the Rule 14a-8(i)(7) because it related to the ordinary business operations of the company as it related to general compensation matters); *Amazon.com Inc.* (Mar. 7, 2005)(where the Staff concluded that the shareholder proposal could be omitted because it related to ordinary business operations of the company because it pertained to all employees); *Woodward Govern Company* (Aug. 18, 2004)(allowing a shareholder proposal which called for the end of all stock options to be omitted under Rule 14a-8(i)(7) because it related to ordinary business operations of the company because it pertained to all employees); *Ascential Software Corporation* (Apr. 4, 2003)(allowing the omission of a shareholder proposal under Rule 14a-8(i)(7) because it related to ordinary business operations of the company because it sought to set a formula for the exercise price of stock options granted to employees); *Lucent Technologies, Inc.* (Nov. 6, 2001)(explaining that the company could omit a proposal seeking to decrease the salaries, remuneration and expenses of all officers and directors under Rule 14a-8(i)(7) because it related to ordinary business operations of the company because it pertains to the company's ordinary business operations (i.e., general compensation matters)); and *Minnesota Mining and Manufacturing Company* (Jan. 4, 1999)(allowing the company to omit a proposal under Rule 14a-8(i)(7) which sought to limit the compensation for the top forty employees of the company on grounds it dealt with general compensation matters). As in the letters cited above, the Company should be allowed to omit the Proposal because it seeks to limit the compensation of all of the Company's employees making in excess of $25,000, a threshold that would apply to approximately 70% of the Company's full-time employees (using base salary alone), and as such relates to the ordinary business operations of the Company.

D. Conclusion

For the foregoing reasons, and without addressing or waiving any other possible grounds for exclusion, we respectfully request that the Staff concur in the Company's judgment that the Proposal may be properly omitted from the Proxy Materials and confirm that the Staff will not recommend any enforcement action to the Commission if the Proposal is omitted from the Proxy Materials.

If the Staff disagrees with the conclusions regarding the exclusion of the Proposal from the Company's Proxy Materials, or if additional information is desired in support of the Company's position, I would appreciate an opportunity to speak with you by telephone prior to the issuance of a written response. Please do not hesitate to call me at (615) 742-7721, if I can be of any further assistance in this matter.

Sincerely,



D. Scott Holley

cc: Marc Kyle

FISMA & OMB Memorandum M-07-16

James E. Adams
Green Bankshares, Inc.
100 North Main Street
Greenville, Tennessee 37743

EXHIBIT A

November 2, 2010

Green Bank Main Office
100 North Main Street
Greenville, TN 37743

RE: Cutting Expenses

Dear Mr. Adams:

This letter is to make a proposal to be included in Green Bank's 2011 Proxy statement.

Please include the following recommendation for cutting costs in the proposal for the 2011 Proxy Statement:

CUT SALARIES BY 9% ON ALL EMPLOYEES MAKING MORE THAN $25,000 DOLLARS IN SALARY PER YEAR.

Please find attached a letter from Ameritrade that shows that I have held at least $2,000 in market value of Green Bankshares Inc. for at least one year from the date of my current proposal dated November 2, 2010. I have also held shares for at least a year from my previous rejected proposal sent on October 22, 2010. This proposal was sent certified, and received by you, on October 23, 2010. I have also responded within the 14 calendar days from the date that I received your certified letter (11/1/2010) rejecting my previous proposal.
I intend to continue holding my shares of Green Bankshares, Inc. through the record date of the Annual Meeting.

I am of the opinion management and the employee's of Green Bankshares, Inc. should assume some financial responsibility for their managerial decisions. These decisions have adversely affected your shareholders and do not appear to be in their best interest.

Thank you in advance for submitting my proposal in the 2011 Proxy statement.

Sincerely,



Marc Kyle

TD AMERITRADE

1005 North Ameritrade Place, Bellevue, NE 68005 tdameritrade.com

November 3, 2010

Marcus Hall Kyle

FISMA & OMB Memorandum M-07-16

Re: TD AMERITRADE account ending in ***FISMA & OMB Memorandum M-07-16***

Dear Marcus Kyle,

Thank you for allowing me to assist you today. Pursuant to your request, in your TD AMERITRADE account ending in Memor you currently own 20,524 shares of Greene County Bancshares (GRNB). Of those shares you have owned 20,139 shares of over one year. These shares were purchased July 27, 2009.

In your TD AMERITRADE account ending in Memor you currently own 15,677 shares of Greene County Bancshares (GRNB). Of those shares you have owned 11,844 shares of over one year. These shares were purchased July 27, 2009, October 1, 2009, and October 23, 2009.

If you have any further questions, please contact 800-669-3900 to speak with a TD AMERITRADE Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,



Catherine Wesslund
Research & Resolution
TD AMERITRADE